Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Statement Regarding Forward-Looking Statements

Certain information included herein may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	the ability to correctly identify and enter new markets;

●	the overall global economic environment;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	projected cash flows, future revenues, capital expenditures and liquidity; and

●	changes in our strategy.

The foregoing list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting our company, reference is made to our Annual Report on Form 20-F for the year ended December 31, 2022, or our Annual Report, which was filed with the Securities and Exchange Commission, or the SEC, on March 30, 2023, and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

General

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in our Annual Report as well as our unaudited condensed consolidated financial statements and the related notes thereto for the six months ended June 30, 2023, included elsewhere in this Report on Form 6-K. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties. For the period ended June 30, 2023, the conversion from Australian dollars (AUD$) into U.S. dollars ($) was made at the exchange rate as of June 30, 2023, on which $1.00 equaled AUD$1.509, based on Reserve Bank of Australia. The use of $ is solely for the convenience of the reader.

Overview

We are a provider of hardware products and software and cybersecurity solutions that we design, develop and manufacture and that are embedded into small drones or SUAVs, and into robotic systems, or robotics. We hold both patented technology and unique know-how. We are aiming to further develop our global customer base by increasing our number of design wins and targeted pilot projects and ultimately cross-sell our other solutions to those same customers in order to become a leading end-to-end provider to SUAV and robotics systems OEMs, who, in turn, sell their systems into the security and surveillance, process industry (processing of bulk resources into other products), infrastructure inspection, first responders, homeland security and courier market segments. By “design win” we are referring to the large-scale and exclusive adoption of our component products by our OEM customers on an-ongoing basis. The “pilot projects” refers to initial small-scale sales and implementation. An “end-to-end” provider is one that provides all of the key components its customers need for their products.

Operating Results

Comparison of the periods ended June 30, 2023 and 2022

Revenue and Other income

	For the six months ended June 30,
Revenue	2023		2022		Increase/Decrease
Revenue	AUD$	803,430	AUD$	1,213,604	AUD$	(410,174)
Other income:
Government grants from IIA		107,897		518,929		(411,032)
Interest income		290,595		920		289,675
Foreign exchange gains		1,336,006		-		1,336,006
Fair value gains from financial liability		221,312		-		221,312
Total Revenue and Other income	AUD$	2,759,240	AUD$	1,733,453	AUD$	1,025,787

Revenue

Revenues for the period ended June 30, 2023, were AUD$803,430 (approximately $532,426), compared to AUD$1,213,604 for the period ended June 30, 2022, a decrease of AUD$410,174 or 34%. The backlog totaled AUD$1,604,373 ($1,063,092), as of June 30, 2023, to be delivered and invoiced within the second-half of 2023 as deliveries to customers were pushed from first-half 2023 and mainly explaining the decrease.

Government grants from IIA

Grants received under IIA research and development supported programs for the period ended June 30, 2023, were AUD$107,897 (approximately $71,502), compared to AUD$518,929 for the period ended June 30, 2022, a decrease of AUD$411,032 or 79%. The decrease is primarily due to completion of IIA plan at early 2023.The Company is seeking for additional supported programs.

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Interest income

Interest income from short-term bank deposits, for the period ended June 30, 2023, was AUD$290,595 (approximately $192,574) or 31,486%, compared to AUD$920 for the period ended June 30, 2022, an increase of AUD$289,675. The increase is mainly due to short-term deposits attributed to our August 2022 initial public offering received funds.

Foreign Exchange gains

Foreign exchange gains were AUD$1,336,006 (approximately $885,358) for the period ended June 30, 2023, compared to AUD$nil for the period ended June 30, 2022. Foreign exchange gains are mainly due to the effect of changes in currency exchange rates between the US$., the New Israeli Shekel (NIS) and the AUD$.

Fair value gains from financial liability

Fair value gains from financial liability were AUD$221,312 (approximately $146,661) for the period ended June 30, 2023, compared to AUD$nil for the period ended June 30, 2022. Fair value gains from financial liability are attributed to revaluation gain/(loss) between measured periods related with the warrants issued under our August 2022 initial public offering.

Cost of Goods Sold and Gross Profit

	For the six months ended June 30,
	2023		2022		Increase/Decrease
Revenue	AUD$	803,430	AUD$	1,213,604	AUD$	(410,174)
Cost of Goods Sold		(335,715)		(513,884)		178,169
Gross Profit	AUD$	467,715	AUD$	699,720	AUD$	(232,005)

The Company maintained a high gross margin for the periods ended June 30, 2023, and 2022 of 58%. The high gross margin is mostly explained by our products being high-end IP based technology (beyond the hardware value), as well as effective costs-reduction planning for components acquisitions including purchasing components and materials in advance to prepare for future orders. Cost of goods sold remained at the same pace as the decrease in revenue.

Expenses

	For the six months ended June 30,
	2023		2022		Increase/Decrease
Expenses:
Sales and Marketing	AUD$	1,383,583	AUD$	1,158,092	AUD$	225,491
Research and Development		1,490,694		1,060,839		429,855
General and Administrative		1,564,455		913,925		650,530
Finance costs		25,610		4,078		21,532
Foreign exchange costs		-		8,966		(8,966)
Total expenses	AUD$	4,464,342	AUD$	3,145,900	AUD$	1,318,442

Sales and Marketing expenses.

Sales and marketing expenses were AUD$1,383,583 (approximately $916,887) for the period ended June 30, 2023, compared to AUD$1,158,092 for the period ended June 30, 2022, an increase of AUD$225,491 or 19%. The increase is primarily due to additional headcount, and increased sale and marketing activities mainly in the United States and Europe to support the sales and marketing of our cybersecurity and cloud-based products, and future business growth.

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Research and Development expenses.

Research and development expenses were AUD$1,490,694 (approximately $987,869) for the period ended June 30, 2023, compared to AUD$1,060,839 for the period ended June 30, 2022, an increase of AUD$429,855 or 41%. The increase is primarily due to significant investment in the development of new and additional products for our current target market and new market (mid-sized drones). The company invest in the development of software solutions, to add software-based revenue model, based on its activities in the U.S. standards organization.

General and Administrative expenses.

General and administrative expenses were AUD$1,564,455 (approximately $1,036,750) for the period ended June 30, 2023, compared to AUD$913,925 for the period ended June 30, 2022, an increase of AUD$650,530 or 71%. The increase is primarily related with public company related costs following our dual-listing on Nasdaq in August 2022 and stock-based compensation costs related with May 31, 2023 options issuance.  The Company examines different options to cut these dual listed costs.

Financial costs.

Financial costs were AUD$25,610 (approximately $16,971) for the period ended June 30, 2023, compared to AUD$4,078 for the period ended June 30, 2022, an increase of AUD$12,428 or 428%. Financial costs are primarily related with interest paid under our lease agreements.

Foreign Exchange.

Foreign exchange costs were AUD$nil for the period ended June 30, 2023, compared to AUD$8,966 for the period ended June 30, 2022. Foreign exchange costs are mainly due to the effect of changes in currency exchange rates between the New Israeli Shekel (NIS) and the AUD$.

Critical Accounting Judgements, Estimates and Assumptions

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue, and expenses. Management bases its judgements, estimates and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgements and estimates will seldom equal the related actual results. A comprehensive discussion of our critical accounting judgments, estimates and assumptions is included in “Item 5. Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in our Annual Report, as well as our unaudited condensed consolidated financial statements and the related notes thereto for the six months ended June 30, 2023, included elsewhere in this Report Form 6-K.

Liquidity and Capital Resources

As of June 30, 2023, we have not achieved positive cash flow from operations and incurred a net loss of AUD$2,145,538 (approximately $1,421,829) for the period ended June 30, 2023, and generated AUD$26.2 million (approximately $17.4 million) of accumulated losses since inception.

We have financed our operations to date primarily from August 2022 US$13.3 million initial public offering on Nasdaq Capital Market, public offerings on the ASX, and sales of our products.

As of June 30, 2023, we had cash and cash equivalents and restricted cash of AUD$16.0 million (approximately $10.6 million). Additionally, we also recognized a total of AUD$709,912 (approximately $470,452) as receivables. We estimate that we have adequate financial resources for at least 24 months from June 30, 2023, based on our current cash and receivables balances and our current ongoing operations. The consolidated financial statements have been prepared on the assumption that we will continue as a going concern, meaning we will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.

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In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds in the future. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the costs of manufacturing our products;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs of our expanding sales and marketing activities, as well as the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

Until we can generate significant recurring revenues, profit and cash flow provided by operating activity we expect to satisfy future cash needs through debt or equity financings as well as governmental grants. In the event that we require additional financing, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would harm our business, results of operations, and financial condition.

Cash Flows

AUD$

	For the six months ended June 30,
	2023	2022
Net cash used in operating activities	2,299,944	1,327,717
Net cash used in investing activities	13,052	11,224
Net cash used in financing activities	214,452	311,623
Decrease in cash and cash equivalents and restricted cash	(2,527,448)	(1,650,564)
Cash and cash equivalents and restricted cash, at the beginning of the period	18,976,542	3,996,300
Effects of exchange rates on cash and cash equivalents and restricted cash	(438,313)	(93,267)
Cash and cash equivalents and restricted cash, at the end of the period	16,010,781	2,252,469

Net cash used in operating activities

For the periods ended June 30, 2023 and 2022, net cash used in operating activities was AUD$2,299,944 and AUD$1,327,717, respectively. The increase between the periods is primarily due to a decrease in receipts from customers, together with an increase in public company costs related with the company’s August 2022 dual-listing on Nasdaq.

Net cash used in investing activities

For the periods ended June 30, 2023 and 2022, the net cash used in investing activities was AUD$13,052 and AUD$11,224, respectively.

Net cash provided by financing activities

For the periods ended June 30, 2023, and 2022, the net cash used in financing activities was AUD$214,452 and AUD$311,623, respectively. Net cash used for the periods ended June 30, 2023 and 2022, is primarily attributed to repayment of lease liabilities.

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